April 22, 2014

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Solera National Bancorp, Inc.
Revised Preliminary Proxy Statement
Filed April 17, 2014 (File No. 000-53181)

Dear Mr. Duchovny:
On behalf of Solera National Bancorp, Inc. (the “Company”), the following are the Company’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were delivered in your letter dated today, April 22, 2014, regarding the above-referenced preliminary proxy statement. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Simultaneous with the submission of this response letter, the Company has filed a revised preliminary proxy statement via EDGAR that incorporates the revisions noted below.
The Company believes its responses address your comments. Should the Staff, after review and consideration of the Company’s responses, have further questions or comments, the Company would welcome direct dialogue and collaboration to discuss any further questions or comments and reach an expeditious resolution.
About the Annual Meeting, page 2

1.
We note the new question-and-answer included on page 3 relating to the legality of Mr. Quagliano’s nominees and his bylaw proposal. Revise your disclosure to clarify whether, in the event the court has not ruled on your action prior to the meeting, the votes received for Mr. Quagliano’s nominees and the bylaw proposal will be tallied (even if, as already disclosed, not included in the results) such that the company would be able to re-count the votes at a later date if the court rules against the company’s action.

Response: We have revised page 3 of the proxy statement in response to the Staff’s comment.

Proposal Three: Shareholder Proposal to Amend the Bylaws, page 26

2. We note your response to prior comment 9. It is unclear why the election of Mr. Quagliano and “his close relatives and associates” would result in his control of the company given the fiduciary duties to which any directors would be subject. Please revise.

Response: We have revised page 27 of the proxy statement in response to the Staff’s comment.

*              *              *              *              *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335. Thank you in advance for your assistance.

Sincerely,

/s/ John A. Elofson
For
Davis Graham & Stubbs LLP